SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 24, 2025 “DEALINGS IN SECURITIES AND CHANGES TO THE BOARD AND BOARD COMMITTEES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 24, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD”)

DEALINGS IN SECURITIES AND CHANGES TO THE BOARD AND BOARD COMMITTEES

DEALINGS IN SECURITIES

Shareholders of DRDGOLD (“Shareholders”) are advised that in terms of the equity settled long-term incentive scheme (“LTI Scheme”), as approved by Shareholders on 2 December 2019, qualifying employees (“Participants”) are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded) (“Awards”).

Awards vest three years after grant date, subject to the rules of the LTI Scheme, including certain performance conditions being met. Vested Awards are settled in the form of DRDGOLD ordinary shares (“DRDGOLD Shares”) at a zero-exercise price.

Furthermore, various Participants have elected to dispose of all or a portion of the vested DRDGOLD Shares (“Relevant DRDGOLD Shares”), pursuant to the off-market vesting of the Awards made on 19 October 2022 to executive directors and prescribed officers of DRDGOLD and directors of its major subsidiaries on 20 October 2025.

Accordingly, in order to facilitate the disposal of the Relevant DRDGOLD Shares (“Sale”), a pooled sale arrangement has been put in place in terms of which the aggregate of the Relevant DRDGOLD Shares were disposed of, by an independent third party, through various on-market trades (“Pooled Sale”).

The proceeds from the Sale have been apportioned to the various Participants based on the number of Relevant DRDGOLD Shares disposed of by such Participants. The apportionment of the proceeds of the Sales to directors and a prescribed officer of DRDGOLD and directors of DRDGOLD’s major subsidiaries is as set out below.

	Company Name	Number of DRDGOLD Share sold	Total value of DRDGOLD Shares sold*
Directors
Niël Pretorius	DRDGOLD	559,717	R25,497,628.08
Riaan Davel	DRDGOLD	297,976	R13,574,147.69
Henriette Hooijer	DRDGOLD	47,281	R2,153,862.31
Henry Gouws	Ergo Mining (Proprietary) Limited (“Ergo”)	185,815	R8,464,709.42
Ryno Bornman	Ergo	38,844	R1,769,519.00
Kevin Kruger	Far West Gold Recoveries (Proprietary) Limited	153,865	R7,009,243.14
Prescribed officer
Jaco Schoeman	DRDGOLD	297,976	R13,574,147.69
*The total value of DRDGOLD Shares sold is based on the daily volume weighted average price (“VWAP”) achieved in the Pooled Sale, as set out in the table below.

Trading data in respect of the Pooled Sale:

Date	VWAP	High	Low
20 October 2025	R50.0212	R50.26	R48.86
21 October 2025	R45.6186	R49.71	R44.74
22 October 2025	R42.7234	R46.07	R40.78
23 October 2025	R44.0364	R45.11	R43.00

Prior clearance was obtained from the chairman of the board of directors of DRDGOLD (“Board”). The nature and extent of the Participants’ interest in the abovementioned transactions is direct beneficial.

CHANGES TO THE BOARD AND BOARD COMMITTEES

In compliance with paragraph 3.59 of the JSE Limited Listings Requirements, the Board hereby advises Shareholders that Mr Riaan Davel, an executive director of the Company, has resigned as a member of the Social and Ethics Committee and will be replaced by Ms Henriette Hooijer, an executive director of the Company, with effect from 23 October 2025.

Shareholders are further advised that the Board has undertaken a review of the tenure of Messrs. Johan Holtzhausen and Edmund Jeneker as non-executive directors. Following due consideration, the Board has resolved that Mr Holtzhausen’s tenure will conclude at the 2026 Annual General Meeting and Mr Jeneker’s tenure will conclude at the 2027 Annual General Meeting.

The Board has commenced the implementation of a succession plan aimed at ensuring the ongoing independence, diversity and effectiveness of the Board.

Shareholders will be kept informed of further developments in this regard.

Johannesburg
24 October 2025

Sponsor
One Capital